                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                          SAN JUAN BASIN ROYALTY TRUST
                          -----------------------------
                                (Name of Issuer)

                          UNITS OF BENEFICIAL INTEREST
                         ------------------------------
                         (Title of Class of Securities)

                                    798241105
                                 --------------
                                 (CUSIP Number)

                               Michael S. Paquette
                            Senior Vice President and
                                   Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                                Hanover, NH 03755
                                 (603) 640-2205
                         -------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 25, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 79 8241105

--------------------------------------------------------------------------------

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

               Fund American Enterprises Holdings, Inc. ("FAEH")
                                   94-2708455

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a)--------------- of a Group (See Instructions)

                                          (b)
                                             ---------------

--------------------------------------------------------------------------------
(3) (SEC Use Only)

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization DELAWARE

--------------------------------------------------------------------------------
    Number of Shares      (7)  Sole Voting Power
    Beneficially Owned
    by Each Reporting          ------------------------------------------------
    Person With           (8)  Shared Voting Power
                               4,644,876 UNITS OF BENEFICIAL INTEREST ("UNITS")
                               ------------------------------------------------
                          (9)  Sole Dispositive Power
                               ------------------------------------------------
                          (10) Shared Dispositive Power
                               4,644,876 UNITS OF BENEFICIAL INTEREST ("UNITS")
                               ------------------------------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               4,644,876 Units

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                               Approximately 10.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) HC, CO CUSIP NO. 79 8241105

                              CUSIP NO. 79 8241105

--------------------------------------------------------------------------------

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

               Fund American Enterprises Holdings, Inc. ("FAEH")
                                   04-3357154

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a)--------------- of a Group (See Instructions)

                                          (b)
                                             ---------------

--------------------------------------------------------------------------------
(3) (SEC Use Only)

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization  DELAWARE

--------------------------------------------------------------------------------
    Number of Shares      (7)  Sole Voting Power
    Beneficially Owned
    by Each Reporting          ------------------------------------------------
    Person With           (8)  Shared Voting Power
                               4,644,876 UNITS
                               ------------------------------------------------
                          (9)  Sole Dispositive Power
                               ------------------------------------------------
                          (10) Shared Dispositive Power
                               4,644,876 UNITS
                               ------------------------------------------------

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               4,644,876 Units

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                               Approximately 10.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) HC, CO
                               CUSIP NO. 79 8241105

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 9 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D DATED DECEMBER 28, 1990 (THE "SCHEDULE 13D"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 13, 1992, AMENDMENT NO. 2 DATED NOVEMBER 6, 1992, AMENDMENT NO. 3 DATED APRIL 27, 1993, AMENDMENT NO.4 DATED JUNE 23, 1993, AMENDMENT NO. 5 DATED JULY 7, 1993, AMENDMENT NO. 6 DATED SEPTEMBER 2, 1993, AMENDMENT NO. 7 DATED DECEMBER 23, 1993, AND AMENDMENT NO. 8 DATED NOVEMBER 20, 1997. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  PURPOSE OF TRANSACTION.

    Consistent with FAEH's current strategy to redeploy its passive investment portfolio into operating businesses (or to pursue other opportunities), FAEH reserves the right to sell all or a portion of its Units at any time and from time to time depending upon market conditions and other factors affecting FAEH's evaluation of the value of the Units or its alternative uses of the proceeds from sales of the Units.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby replaced in its entirety:

    (a) & (b) The aggregate number of Units and the percentage of the outstanding Units owned by the indicated persons named in Item 2 is as follows:


                                       Percentage of
                       Units               Units
                    Beneficially        Beneficially
         Person        Owned               Owned
       ----------   ------------       --------------
          FAEH       4,644,876             10.0%
           FAE       4,644,876             10.0%


    FAEH shares voting power and dispositive power with FAE with respect to the 4,644,876 Units it holds indirectly through FAE.

    Other than as set forth above, neither FAEH or FAE, nor, to the best knowledge of FAEH or FAE, any other persons named in Item 2 beneficially owns any Units.

    (c) There have been no transactions by FAEH or FAE, or to the knowledge of FAEH or FAE, any of the persons listed on Schedule I attached hereto, in Units of Beneficial Interest effected during the past 60 days other than those listed on Schedule II attached hereto.

    (d) None

    (e) Not Applicable

                                    SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 6, 1999

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                    BY:
                                       --------------------------------------
                                    Name:  Michael S. Paquette
                                    Title: Senior Vice President and Controller


                                    FUND AMERICAN ENTERPRISES, INC.


                                    BY:
                                       --------------------------------------
                                    Name:  Robert E. Snyder
                                    Title: Secretary and Controller

                           SCHEDULE I TO SCHEDULE 13D

    Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Insurance Company ("WMIC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA.



Name and                                                               Present Principal
Business Address                         Office                      Occupation or Employment
----------------                       ---------                     ------------------------
FAEH

Raymond Barrette                 Executive Vice President and       Executive Vice President and
Fund American Enterprises        Chief Executive Officer and        Chief Executive Officer
   Holdings, Inc.                Director of FAE
80 South Main Street
Hanover, NH 03755

John J. Byrne                    Chairman of the Board             Chairman of the Board
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Patrick M. Byrne                 Director                          President and Chief Executive
Centricut, LLC                                                     Officer of Fecheimer Bros. Co.
2 Technology Drive, STE 3
West Lebanon, NH 03784

Reid T. Campbell                 Vice President                    Vice President
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

Howard L. Clark, Jr.             Director                          Vice Chairman of Lehman
Lehman Brothers Inc.                                               Brothers Inc.
American Express Tower
New York, NY 10128

Robert P. Cochran                Director                          Chairman, President & Chief
Financial Security Assurance                                       Executive Officer of
   Holdings Ltd.                                                   Financial Security Assurance
350 Park Avenue                                                    Holdings Ltd.
New York, NY 10022



Name and                                                               Present Principal
Business Address                         Office                      Occupation or Employment
----------------                       ---------                     ------------------------
George J. Gillespie, III         Director                          Partner in Cravath,
Cravath, Swaine & Moore                                            Swaine & Moore
825 Eighth Avenue
New York, NY 10019

K. Thomas Kemp                   President, Chief Executive        President and Chief Executive
Fund American Enterprises        Officer & Director of FAEH.        Officer
   Holdings, Inc.                Chairman of FAE
80 South Main Street
Hanover, NH 03755

Gordon S. Macklin                Director                          Retired
8212 Burning Tree Road
Bethesda, MD 20817

Frank A. Olson                   Director                          Chairman of the Board & Chief
The Hertz Corporation                                              Executive Officer of The Hertz
225 Brae Boulevard                                                 Corporation
Park Ridge, NJ 07656

Michael S. Paquette              Sr. Vice President & Controller   Sr. Vice President & Controller
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755

David G. Staples                 Vice President-Taxation           Vice President-Taxation
Fund American Enterprises
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755


FAE

Raymond Barrette                 (see above)                       (see above)
(see above)

Terry L. Baxter                  Director of FAE                   President of White
White Mountains                                                    Mountains Holdings, Inc.
   Holdings, Inc.
80 South Main Street
Hanover, NH 03755



Name and                                                               Present Principal
Business Address                         Office                      Occupation or Employment
----------------                       ---------                     ------------------------
K. Thomas Kemp                   (see above)                       (see above)
(see above)

James H. Ozanne                  President and Director            President
76 Olcott Drive, Suite L6
White River Jct, VT 05001

Robert E. Snyder                 Secretary & Controller            Secretary & Controller
Fund American Enterprises, Inc.
76 Olcott Drive, Suite L6
White River Jct, VT 05001


SCHEDULE II TO SCHEDULE 13D
---------------------------

     Sales of Units of San Juan Basin Royalty Trust by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.


SOLD BY         DATE           NUMBER SOLD       UNIT PRICE
-------         ----           -----------       ----------

FAE             3/26/99          350,000            6.19
FAE             3/29/99        1,000,000            6.00





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